UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): August 2, 2019

FIG PUBLISHING, INC.

(Exact name of issuer as specified in its charter)

Delaware (State or other jurisdiction of incorporation)	47-5336565 (I.R.S. Employer Identification No.)

949 SW Macadam Ave, Suite 60, Portland, OR 97239

(Full mailing address of principal executive offices)

Issuer’s telephone number, including area code: (415) 689-5789

Title of each class of securities issued pursuant to Regulation A:

Fig Game Shares – PSY2, a series of non-voting preferred stock, par value $0.0001 per share.

Fig Game Shares – Wasteland 3, a series of non-voting preferred stock, par value $0.0001 per share.

Fig Game Shares – Pillars of Eternity II, a series of non-voting preferred stock, par value $0.0001 per share.

Fig Game Shares – Phoenix Point, a series of non-voting preferred stock, par value $0.0001 per share.

Item 1.	Fundamental Changes

On July 29, 2019, Fig Publishing, Inc. (“Fig”) completed transactions with Microsoft Corporation (“Microsoft”), pursuant to which Fig received $2,295,000 from Microsoft in connection with the video game Wasteland 3; $1,035,000 from Microsoft in connection with the video game Psychonauts 2; and $315,000 from Microsoft in connection with the previously released video game Pillars of Eternity II: Deadfire. In exchange, Fig’s license agreements with the developers of each of Wasteland 3, Psychonauts 2 and Pillars of Eternity II: Deadfire, which provided Fig with, among other things, the rights to publish or co-publish those games, were terminated. Substantially contemporaneously with the foregoing, Microsoft had acquired the developers of Wasteland 3 and Pillars of Eternity II: Deadfire, and therefore had become the indirect owner of each of those games, and had agreed with the developer of Psychonauts 2 to become the publisher of that game. It is Fig’s understanding that Microsoft, having paid to terminate Fig’s publishing rights in these games, intends to support the continued development of, and eventually publish, Wasteland 3 and Psychonauts 2, and intends to continue selling Pillars of Eternity II: Deadfire in the commercial market (Fig having commercially launched Pillars of Eternity II: Deadfire in May 2018). However, Fig can give no assurance as to Microsoft’s intentions with respect to any of the games.

Fig previously offered and sold, pursuant to Regulation A under the Securities Act of 1933 (“Reg A”), the following securities: Fig Game Shares – Wasteland 3, the holders of which have certain rights to share in revenue received by Fig from Wasteland 3; Fig Game Shares – PSY2, the holders of which have certain rights to share in revenue received by Fig from Psychonauts 2; and Fig Game Shares – Pillars of Eternity II, the holders of which have certain rights to share in revenue received by Fig from Pillars of Eternity II: Deadfire. Based on the particular revenue-sharing rights provided under each of these separate series of Fig Game Shares, Fig expects to declare and distribute, in the near future, dividends to the holders of such Fig Game Shares. Dividends will be declared and distributed in approximately the following aggregate amounts: $1,950,750 to the holders of Fig Game Shares – Wasteland 3; $879,750 to the holders of Fig Game Shares – Psychonauts 2; and $276,075 (consisting of the amounts received from Microsoft and dividends accrued from game sales but not yet paid) to the holders of Fig Game Shares – Pillars of Eternity II. (Separately, Fig has already distributed a total of approximately $490,385 of dividends to holders of Fig Game Shares – Pillars of Eternity II, which is the only one of the three games to have previously been launched and to have been earning revenue.) Fig’s Board of Directors has set August 1, 2019 as the record date for determining the holders of each of these series of Fig Game Shares for purposes of distributing these dividends. Each holder as of that date of Fig Game Shares in one of these series will receive dividends in proportion to the number of such Fig Game Shares held. The particular revenue-sharing rights provided under each series of Fig Game Shares are described in the final offering circular filed with the U.S. Securities Exchange Commission (the “SEC”) in connection with the offering of that series.

Following the distribution of these dividends, it is Fig’s intention to cancel all outstanding Fig Game Shares – Wasteland 3, Fig Game Shares – PSY2 and Fig Game Shares – Pillars of Eternity II. At that time, Fig will have made substantial dividend payments to the holders of such Fig Game Shares and, as a result of the Microsoft transactions, will have no further rights to receive revenue from any of the three games or otherwise benefit from or exercise any rights in respect of any of the three games. At the time of the cancellations of these Fig Game Shares, any and all remaining rights of holders under the cancelled Fig Game Shares will be extinguished. After these three series of Fig Game Shares have been canceled, Fig will have only one series of Reg A-qualified Fig Game Shares outstanding; namely, its Fig Game Shares – Phoenix Point. Currently, there are fewer than 300 holders of record of Fig Game Shares – Phoenix Point. As a result, Fig expects that, when only its Fig Game Shares – Phoenix Point are outstanding, Fig will file with the SEC an exit report on Form 1-Z under Reg A, and thereafter cease making further public filings with the SEC for its previous Fig Game Shares offered and sold under Reg A. See Rules 257(a) and (d)(2) under the Securities Act of 1933.

Attached as Exhibits 6.1 and 6.2 to this Form 1-U and incorporated by reference herein are the agreements entered into by Fig and Microsoft in respect of the transactions described above. The foregoing descriptions are merely summaries of these agreements, and are qualified in their entirety by reference to the complete agreements.

Item 9.	Other Events

Index to Exhibits

Exhibit No.	Description of Exhibit
6.1	Termination of the License Agreements for the video games Wasteland 3 and Pillars of Eternity 2, entered into by Fig Publishing, Inc. and Microsoft Corporation.
6.2	Termination of the License Agreement for the video game Psychonauts 2, entered into by Fig Publishing, Inc. and Microsoft Corporation.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FIG PUBLISHING, INC.

Date: August 2, 2019	By:	/s/ Justin Bailey
Justin Bailey
Chief Executive Officer

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